CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11—Computation of Earnings Per Share

(In thousands, except per share amounts)

	2006	2005	2004
BASIC:
Net Income	$138,927	$122,906	$88,808

Weighted average shares outstanding	64,856	63,857	61,868

Basic earnings per share	$2.14	$1.92	$1.44
DILUTED:
Net Income	$138,927	$122,906	$88,808
After-tax interest cost of convertible debt	3,689	3,673	3,679

Net Income plus assumed debt conversion	$142,616	$126,579	$92,487

Weighted average shares outstanding	64,856	63,857	61,868
Dilutive effect of convertible debt	3,228	3,226	3,226
Incremental shares under stock option plans	862	2,206	2,972

Adjusted weighted average shares outstanding	68,946	69,289	68,066

Diluted earnings per share	$2.07	$1.83	$1.36